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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person

A Novo Americas LLC
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   (Last)                           (First)             (Middle)

1114 Avenue of the Americas
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                                    (Street)

New York,                              NY                10036
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

A Novo Broadband, Inc. (ANVB)

________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     May, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          5/29/02        C               3,714,058   A      $1.40    6,727,298(1)   D
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

(1) The shares are owned directly A Novo Americas LLC ("A Novo"). This statement is also filed by A Novo SA, a French societe anonyme ("AN France"). AN France is the sole member of A Novo.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)
(Print or Type Responses)
                                 SEC 1474 (3/91)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                         9.         Owner-
                                                                                                         Number     ship
                                                                                                         of         Form
               2.                                                                                        Deriv-     of
               Conver-                    5.                              7.                             ative      Deriv-   11.
               sion                       Number of                       Title and Amount               Secur-     ative    Nature
               or                         Derivative     6.               of Underlying       8.         ities      Secur-   of
               Exer-             4.       Securities     Date             Securities          Price      Bene-      ity:     In-
               cise     3.       Trans-   Acquired (A)   Exercisable and  (Instr. 3 and 4)    of         ficially   Direct   direct
               Price    Trans-   action   or Disposed    Expiration Date  ----------------    Deriv-     Owned      (D) or   Bene-
1.             of       action   Code     of(D)          (Month/Day/Year)        Amount       ative      at End     In-      ficial
Title of       Deriv-   Date     (Instr.  (Instr. 3,     ----------------        or           Secur-     of         direct   Owner-
Derivative     ative    (Month/  8)       4 and 5)        Date    Expira-        Number       ity        Month      (I)      ship
Security       Secur-   Day/     ------   ------------    Exer-   tion           of           (Instr.    (Instr.    (Instr.  (Instr.
(Instr. 3)     ity      Year)    Code V   (A)   (D)       cisable Date    Title  Shares       5)         4)         4)       4)
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

Convertible                                                               Common
Grid Note     $1.41(1) 3/31/02  J(2)     (A)$4,000,000(3) Currently --    Stock  2,646,218(4) $4,000,000  2,646,218 D(5)
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Convertible
Bridge                                                                    Common
Loan(6)       $1.40    5/29/02  C        (D)$4,971,440    5/29/02   --    Stock  3,714,058(7)             2,646,218 D(5)
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
Explanation of Responses:

(1) The convertible grid note may be converted into shares of the Issuer's common stock at prices based on the average closing price per share for the 10 trading days immediately following the time of the related advance. The average conversion price as of May 31, 2002 is $1.41 per share.

(2) Through March 15, 2002, AN France advanced the Issuer approximately $800,000 on open account. On March 15, 2002, AN France advanced the Issuer the additional sum of $2,200,000. In order to induce AN France to (a) advance the additional sum, (b) agree to subordinate all of its working capital advances to a new credit line and (c) agree to guarantee a new credit line, the terms of such advances were revised and incorporated into an unsecured demand convertible grid note of the Issuer dated March 31, 2002 in nominal principal amount of $4 million, due on demand. The outstanding balance of the convertible grid note may be converted into shares of the Issuer's Common Stock at prices based on the average closing price per share for the 10 trading days immediately following the time of the related advance. An additional advance of $500,000 was made on April 17, 2002.

(3)   The nominal principal amount of the convertible grid note.

(4) Represents the number of shares issuable on conversion of the principal and interest of the convertible grid note as of May 31, 2002 based on a balance of $3.6 million outstanding.

(5)   The derivative security is held directly by AN France.

(6) AN France loaned A Novo and then A Novo loaned the Issuer the sum of $4,971,440 pursuant to a Bridge Loan Agreement dated August 29, 2001.

(7) Represents the number of shares issuable on conversion of the principal and interest of the bridge loan as of May 29, 2002, the conversion date.


            /s/Henri Triebel                                  June 17, 2002
---------------------------------------------            -----------------------
      Henri Triebel, Managing Member**                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

JOINT FILER INFORMATION AND AUTHORIZATION

Name:                           A Novo SA

Head Office :                   31, rue des Peupliers
                                F-92660 Boulogne Cedex
                                France

Designated Filer:               A Novo Americas LLC

Issuer & Ticker Symbol:         A Novo Broadband, Inc. (ANVB - Nasdaq OTCBB)

Statement Date:                 For the Month of May 2002

Relationship of Reporting
Person to Issuer:               10% Owner

Signature:                      A NOVO SA

                                By:   /s/  Henri Triebel
                                   ---------------------------------------------
                                Name: Henri Triebel
                                Title: Chairman of the Board of Directors